Regency Centers Corporation

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

January 17, 2017

VIA EDGAR

Sandra B. Hunter

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Regency Centers Corporation

Registration Statement on Form S-4

Filed December 22, 2016

File No. 333-215241

Dear Ms. Hunter,

Reference is made to the Registration Statement on Form S-4 (File No. 333-215241) (the “Registration Statement”) filed by Regency Centers Corporation (the “Company”) with the U.S. Securities and Exchange Commission on December 22, 2016, as amended on January 17, 2017.

The Company hereby requests the Registration Statement be made effective at 5:00 p.m. Eastern time, on January 19, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Adam O. Emmerich at (212) 403-1234 or by email at AOEmmerich@wlrk.com.

Sincerely,

/s/ Barbara C. Johnston
Barbara C. Johnston
Senior Vice President, General Counsel

cc:	Wachtell, Lipton, Rosen & Katz

Adam O. Emmerich

Robin Panovka

Edward J. Lee